UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of, November 2017

Commission File Number: 001-14534

Precision Drilling Corporation

(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.

Calgary, Alberta

Canada T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____           Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 22, 2017	PRECISION DRILLING CORPORATION

By: /s/Carey T Ford
Name: Carey T Ford
Title: Senior Vice President and Chief Financial Officer

Exhibit	DESCRIPTION

99.1	PRECISION DRILLING ANNOUNCES CLOSING OF SENIOR NOTES OFFERING AND REDEMPTION OF 2020 SENIOR NOTES NOT TENDERED IN TENDER OFFER